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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                           ------------------------
                              Amendment No. 3 to
                                  SCHEDULE TO
           Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                    of the Securities Exchange Act of 1934
                                      and
                              Amendment No. 3 to
                                 SCHEDULE 13D
                   under the Securities Exchange Act of 1934
                           ------------------------

                         BEN & JERRY'S HOMEMADE, INC.
                      (Name of Subject Company (Issuer))

                     VERMONT ALL NATURAL EXPANSION COMPANY
                                 CONOPCO, INC.
                                 UNILEVER N.V.
                     (Names of Filing Persons (Offerors))

                Class A Common Stock, Par Value $.033 Per Share
        (including the associated Class A Common Stock Purchase Rights)
                Class B Common Stock, Par Value $.033 Per Share
        (including the associated Class B Common Stock Purchase Rights)
                       (Titles of Classes of Securities)

                                   081465106
                                   081465205
                   (CUSIP Numbers of Classes of Securities)

                           ------------------------

                            Ronald M. Soiefer, Esq.
                                 Conopco, Inc.
                                390 Park Avenue
                              New York, NY 10022
                                (212) 888-1260

          (Name, Address and Telephone Number of Person Authorized to
        Receive Notices and Communications on Behalf of Filing Persons)
                           ------------------------

                                   Copy to:
                              Richard Hall, Esq.
                            Cravath, Swaine & Moore
                                Worldwide Plaza
                               825 Eighth Avenue
                           New York, New York 10019
                                (212) 474-1000

                           ------------------------
                                 MAY 15, 2000
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[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject      [ ] issuer tender-offer subject to
    to Rule 14d-1.                            Rule 13e-4.
[ ] going private transaction subject     [X] amendment to Schedule 13D under
    to Rule 13e-3.                            Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


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Vermont All Natural Expansion Company, Conopco, Inc. and Unilever N.V. hereby amend and supplement their Tender Offer Statement on Schedule TO (the "Statement"), originally filed on April 18, 2000, as amended by Amendments No. 1 and No. 2, with respect to their offer to purchase all the outstanding shares of Class A Common Stock, par value $.033 per share, together with the associated Class A Common Stock Purchase Rights, of Ben & Jerry's Homemade, Inc., a Vermont corporation (the "Company"), and all the outstanding shares of Class B Common Stock, par value $.033 per share, together with the associated Class B Common Stock Purchase Rights, of the Company, as set forth in this Amendment No. 3. This Amendment No. 3 also constitutes Amendment No. 3 to the
Schedule 13D, originally filed on April 18, 2000, as previously amended, by Vermont All Natural Expansion Company, Conopco, Inc. and Unilever N.V. Capitalized terms used, and not otherwise defined, herein have the meanings assigned thereto in the Statement.

Item 11.  Additional Information.

     (a) On May 15, 2000, Conopco delivered to the Company a Qualified Notice. Under Section 6.11(b) of the Merger Agreement, following receipt of such Qualified Notice, the Company is obligated to mail a notice of conversion to all holders of record of Class B Shares.

     (b) On May 15, 2000, Unilever and the Company filed Merger Notices with the Controller of Restrictive Trade Practices of the State of Israel in connection with the Offer and the Merger. Unilever does not anticipate that consummation of the Offer will be delayed by these filings or the review process of the Controller.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 15, 2000

                              VERMONT ALL NATURAL EXPANSION COMPANY,

                              by /s/Mart Laius
                                 -----------------------------
                                 Name:  Mart Laius
                                 Title:  Vice President


                              CONOPCO, INC.,

                              by /s/ Mart Laius
                                 -----------------------------
                                 Name: Mart Laius
                                 Title:   Vice President


                              UNILEVER N.V.,

                              by /s/ Mart Laius
                                 -----------------------------
                                 Name: Mart Laius*


                              * By Power of Attorney